                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

ARCH HILL CAPITAL N.V.
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PARKWEG 2
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                                    (Street)

2585 JJ'S --GRAVENHAGE
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________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

LITHIUM TECHNOLOGY CORPORATION (LITH)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

October 4, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.              Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                  Transaction     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date            ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          Month/Day/Year   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

COMMON STOCK                        10/4/02          C               23,932,087   (A)   $.08     29,932,087     (D)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
               2.                                                                                        Deriv-     of
               Conver-                    5.                              7.                             ative      Deriv-   11.
               sion                       Number of                       Title and Amount               Secur-     ative    Nature
               or                         Derivative    6.                of Underlying         8.       ities      Secur-   of
               Exer-             4.       Securities    Date              Securities            Price    Bene-      ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of       ficially   Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------      Deriv-   Owned      (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount      ative    at End     In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or          Secur-   of         direct   Owner-
Derivative     ative    (Month/  8)       4, and 5)     Date     Expira-            Number      ity      Month      (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of          (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares      5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Convertible                                                                COMMON   29,932,087
Note           $.08     10/4/02  C               (1)    6/21/02  10/4/02   STOCK                $0        0          N/A       N/A
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Series A
Preferred                                                                  COMMON   66,804,314           66,804,314
Stock          $0       10/4/02  P         60,000       (2)      (3)       STOCK                (4)                   I (5)
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                                                                                                         39,490,000
                                                                                                           (6)        D
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====================================================================================================================================

EXPLANATION OF RESPONSES:

(1) $1,914,567 OF CONVERTIBLE NOTES WERE CONVERTED INTO 23,932,087 SHARES OF ISSUER COMMON STOCK.

(2) EACH SHARE OF THE SERIES A PREFERRED STOCK IS CONVERTIBLE AT THE OPTION OF THE HOLDER THEREOF INTO 1,113.40524 SHARES OF COMMON STOCK, AT ANY TIME FOLLOWING THE AUTHORIZATION AND RESERVATION OF A SUFFICIENT NUMBER OF SHARES OF ISSUER COMMON STOCK TO PROVIDE FOR THE CONVERSION OF ALL OUTSTANDING SHARES OF SERIES A PREFERRED STOCK STOCK INTO FULLY PAID AND NON-ASSESSABLE SHARES OF ISSUER COMMON STOCK.

(3) EACH SHARE OF THE SERIES A PREFERRED STOCK WILL AUTOMATICALLY BE CONVERTED INTO 1,113.40524 SHARES OF ISSUER COMMON STOCK, ONE YEAR FOLLOWING THE AUTHORIZATION AND RESERVATION OF A SUFFICIENT NUMBER OF SHARES OF ISSUER COMMON STOCK TO PROVIDE FOR THE CONVERSION OF ALL OUTSTANDING SHARES OF SERIES A PREFERRED STOCK INTO SHARES OF ISSUER COMMON STOCK.

(4) ISSUED IN EXCHANGE FOR THE ISSUANCE TO THE ISSUER OF 60% OF THE OUTSTANDING SHARES OF GAIA HOLDING B.V. WHICH WERE OWNED BY ARCH HILL VENTURES, N.V. WHICH IS CONTROLLED BY THE REPORTING PERSON.

(5)   OWNED BY ARCH HILL VENTURES, N.V. WHICH IS CONTROLLED BY THE
      REPORTING PERSON.

(6) $3.94 MILLION PRINCIPAL OF ISSUER CONVERTIBLE NOTES OWNED BY THE REPORTING PERSON CONVERTIBLE INTO 39,490,000 ISSUER COMMON STOCK.

            /s/  H. H. Van Andel                            October 4, 2002
---------------------------------------------            ----------------------
      Signature of Reporting Person                               Date

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